7/3

02042413

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Arcon Int'l Resources PLC

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4803 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 7/5/02

ARCON

International Resources P.l.c.

Annual Report and Accounts 2001

Highlights

- Financial Restructuring
- Rights Issue
- Milling Expansion
- Major Exploration Programme

CONTENTS

Visit the Arcon website at www.arcon.ie

Arcon International Resources P.l.c.

Corporate and Other Information

Board of Directors
Tony O'Reilly, Jnr., Chairman +°
Kevin J. Ross, Chief Executive Officer (UK)
W. Peter Kidney, Finance Director
J. Patrick Hayes +°
James S. McCarthy
William A. Mulligan (US) +°
W. James Tilson

Group Secretary
Michael G. Graham A.C.I.S.

+ Member of Audit Committee
o Member of Remuneration Committee

Registered Office
60 Merrion Road
Ballsbridge
Dublin 4

Registrars
Capita Corporate Registrars P.l.c.
Unit 5
Manor Street Business Park
Dublin 7

Auditors
Arthur Andersen
Chartered Accountants
Andersen House
I.F.S.C. Dublin 1

Stockbrokers
Bloxham Stockbrokers
2/3 Exchange Place
Dublin 1

Davy Stockbrokers
Davy House
49 Dawson Street
Dublin 2

Canaccord Capital (Europe) Limited
First Floor
27 Upper Brook Street
London WIK 7QS

Legal Advisors
Whitney, Moore & Keller
Wilton Park House
Wilton Place
Dublin 2

Matheson Ormsby Prentice
30 Herbert Street
Dublin 2

Directors:

Tony O'Reilly Jnr. + *
Non-Executive Chairman
Formerly Chief Executive Officer 1996 to 2000. Currently Chief Executive of Wedgwood. Executive Director Waterford Wedgwood P.l.c., Non-Executive Director of Independent News and Media P.l.c., Providence Resources P.l.c., Lockwood Financial Group, Inc. and a number of other companies. Director since 1992, Chairman of Remuneration Committee and a member of the Audit Committee.

Mr. Kevin J. Ross
Chief Executive Officer
A mining engineer who graduated from the Royal School of Mines with broad underground operating experience in Zimbabwe, U.K., Canada and Greece. Director since January 2001.

Mr. W. Peter Kidney B. Comm., FCA
Finance Director
Appointed Finance Director in November 2000 having been Chief Financial Officer since 1992. He has been involved for over twenty years in senior positions in natural resources finance and accounting, both in Ireland and Canada. He previously worked with Arthur Andersen, Canada and is a Non-Executive Director in Providence Resources P.l.c.

Mr. J. Patrick Hayes + *
Non-Executive Director
A business executive with wide experience in industry. Former Chairman of Henry Ford & Son (Ireland) Limited, Waterford Wedgwood P.l.c. and Aer Lingus P.l.c., Director since 1992. Chairman of Audit Committee and member of Remuneration Committee.

Mr. James S. McCarthy
Non-Executive Director
A business executive with wide experience in industry. Non-executive Director of Independent News and Media P.l.c. and a number of other companies. Director since 1992.

Mr. William A. Mulligan + *
Non-Executive Director
Director of AIG Global Trade and Political Risk Insurance Co. A qualified mining engineer. Former associations include Latin American Gold Inc., Coopers & Lybrand New York, Prudential Securities and Chase Manhattan Bank. Director since 1992. Member of Audit and Remuneration Committees.

Mr. W. James Tilson
Non-Executive Director
Formerly Chief Operating Officer and Managing Director of ARCON Mines Limited. Joined ARCON in 1993. A graduate of Camborne School of Mines with extensive mine operating and management experience involving gold and base metals in Africa, North America, Australia, the Middle East and Europe. Director since 1995.

+ Member of Audit Committee
* Member of Remuneration Committee

Dear Shareholder,

I am pleased to announce a significant number of recent positive steps to strengthen the financial and operating performance of your company.

On 30 April, 2002, ARCON announced its intention to complete a significant restructuring of the Group's balance sheet and finances. As part of these arrangements, ARCON will execute a Rights Issue to raise in aggregate €28.75 million before expenses. Sir Anthony O'Reilly, a significant shareholder, has given an irrevocable commitment to participate in the Rights Issue to the full extent of the entitlement associated with his beneficial interest in the company and has also conditionally agreed to underwrite the balance of the Rights Issue. A prospectus is being issued to shareholders, advising shareholders of the background to, reasons for, and details of, the restructuring and the proposed Rights Issue.

As a result of falling zinc prices over the last year, and the resulting reduction in production cashflow, ARCON entered into negotiations last year with eight banks comprising its Banking Syndicate ("Banking Syndicate") to renegotiate the terms of the Group's finance facility (under which in aggregate US$85 million had been drawn down).

Over the last two years, to facilitate the working capital position of the Group, Indexia Holdings Limited, a company owned and controlled by Sir Anthony O'Reilly, has advanced and committed to advance US$15.3 million in aggregate for general working capital purposes.

In April, 2002, ARCON announced that agreement had been reached on a significant financial restructuring with its bankers and Sir Anthony O'Reilly. There are three elements to the resultant debt restructuring to which the Company has now agreed. Fairfield Holdings Limited, ("Fairfield"), a company owned and controlled by Sir Anthony O'Reilly, has purchased US$82 million of the Bank Syndicate debt. Subsequently, ARCON Mines Limited reached agreement with Fairfield, to reduce its debt to Fairfield to US$20 million and has agreed a revised repayment schedule. In addition, ARCON has reached an agreement with the Banking Syndicate, to issue in aggregate 9.99% of the issued ordinary share capital Post Rights in full satisfaction of the remaining US$3.2 million due to the Banking Syndicate. In conjunction with this financial restructuring and the decline in metal prices, ARCON has also implemented a substantive revaluation of its assets, the details of which are reflected in these accounts.

ARCON will execute a Rights Issue to raise in aggregate €28.75 million before expenses to provide sufficient working capital for the Group and implementation of its exploration plans. The Rights Issue will be fully underwritten by Sir Anthony O'Reilly.

Following completion of these arrangements, the financial position of ARCON will be substantially improved and equity shareholders funds will increase on a *pro forma* basis, from €51,000, as per the audited consolidated balance sheet as at 31 December 2001, to €31.4 million. With the proceeds from the Rights Issue, ARCON will be well positioned for further growth and development.

Following this restructuring, the Group's strategy to enhance its performance is two fold:

(a) to achieve greater production efficiency, as described in the operations report,

(b) to carry out further exploration drilling on a number of targets in proximity to the Galmoy Mine and on the Rapla Prospect.

The substantial drop in zinc prices over the last year, in real terms to levels not seen since the 1930's, coupled with the reduced production in the first three quarters of the year, resulted in the very low turnover for the year. Whilst ARCON could do very little about the low zinc price, I am pleased to report that we have managed to mine and mill at the targeted 650,000 t.p.a. rate since the fourth quarter of 2001.

Planning permission was received in April 2002 to develop a number of additional orebodies around the CW and G orebodies and application has been made for a State Mining Licence. We expect to receive the respective Mine Licence during the third quarter of 2002.

Exploration drilling in 2001 was curtailed due to foot and mouth restrictions and the prevailing low zinc prices which impacted on cashflow. The drilling programme is set to recommence in the second half of 2002 following receipt of funds from the Rights Issue. We hope to increase reserves around the mine area and to establish Rapla as a significant prospect for this company and indeed for Ireland, as the last significant prospect discovered in Ireland was Lisheen in 1988.

Assuming that shareholders ratify the restructuring proposals, I am confident that the Group can now look to the future with a degree of confidence. Taking into account the restructuring of the balance sheet, the net proceeds of the Rights Issue, the significantly improved production performance of the mine and the expansion programme, the Group will be able to weather the current low zinc prices. When the zinc price cycle returns to an upward trend, as analysts believe, the Group should be well positioned to capitalise on this with a view to positive cashflow generation.

Finally, I wish to thank all the employees and Directors of ARCON for their untiring efforts on your behalf and in particular, Joseph Bogdanovich who retired recently. It has been a very difficult year for all concerned.

I would also like to express the sincere thanks of the board, employees and shareholders of ARCON to Sir Anthony O'Reilly for his unique level of support to the Company over this difficult period. Few individuals have shown such support to and faith in a company but thanks to his involvement in the debt restructuring and the rights issue, the future of ARCON is very much brighter.

Tony O'Reilly Jnr.
Chairman

PRO FORMA BALANCE SHEET FOR THE ARCON GROUP AS AT 31 DECEMBER, 2001

1. Basis of Preparation

Set out below is an unaudited *pro forma* Balance Sheet of ARCON which has been prepared on the basis set out below to show the effect of the following matters (collectively, the "Transaction") on the Balance Sheet of ARCON as at 31 December, 2001 on the basis that the Transaction took place on 31 December 2001.

(a) the Share Split of each Existing Ordinary Share into one New Ordinary Share and one Deferred Share;

(b) the receipt of €28,750,000 from the underwritten Rights Issue;

(c) the issue of New Ordinary Shares in satisfaction of €3,588,000 of bank debt, and

(d) the application of the proceeds of the Rights Issue to settle all current bank obligations and costs arising from the Rights Issue.

It has been prepared for illustrative purposes only and, because of its nature, may not give a true picture of the financial position of Arcon International Resources P.l.c. following the Transaction. The pro forma balance sheet is based on the audited Balance Sheet of ARCON as at 31 December, 2001.

2. Pro Forma Balance Sheet

	ARCON 31 December 2001	*Adjustments* Share Split	Rights Issue	Share Issue to Banks	Proceeds Application	Pro Forma Balance Sheet
	€ '000	€ '000	€ '000	€ '000	€ '000	€ '000
Fixed Assets						
Mineral Interests	29,543					29,543
Tangible Fixed Assets	13,237					13,237
	42,780					42,780
Current Assets						
Stocks	801					801
Debtors	872					872
Cash at bank	215		27,750 b)		(7,166) d),e) f)	20,799
	1,888		27,750		(7,166)	22,472
Current Liabilities						
Short term loans	(7,186)			3,588	3,598 d)	-
Loan stock	(3,239)				3,239 e)	-
Creditors due before one year	(7,724)				329 f)	(7,395)
	(18,149)			3,588	7,166	(7,395)
Net Current Assets/(Liabilities)	(16,261)		27,750	3,588		15,077
Creditors due after one year	(22,484)					(22,484)
Provision for Liabilities & Charges	(3,984)					(3,984)
Net Assets	51	-	27,750	3,588	-	31,389
Capital & Reserves						
Called up share capital- deferred		14,376 a)				14,376
Called up share capital	17,251	(14,376) a)	11,500 b)	1,438 c)		15,813
Capital conversion reserve	1,002					1,002
Share premium	59,197		16,250 b)	2,150 c)		77,597
Profit & loss account	(80,809)					(80,809)
Foreign currency reserve account	3,410					3,410
Equity Shareholders' Funds	51	-	27,750	3,588	-	31,389

Notes:

(1) The consolidated Balance Sheet of the ARCON Group has been extracted, without material adjustment, from the audited consolidated financial statements for the year ended 31 December, 2001.

(2) The following adjustments have been made:

a) Adjustment to record the Share Split of each nominal value €0.06 Ordinary Share into one New Ordinary Share with a nominal value of €0.01 and one Deferred share with a nominal value of €0.05.

b) Adjustment to record the net proceeds of approximately €27,750,000 from the Rights Issue of 1,150,009,326 New Ordinary Shares at a Rights Issue Price of €0.025 per share (after deducting estimated expenses of €1,000,000).

c) Adjustment to record the issuance of 143,751,165 New Ordinary Shares at a Rights Issue Price of €0.025 per share in satisfaction of all obligations owed to the Banking Syndicate, including €3,588,000 of debt.

d) Adjustment to record the repayment of other bank debt of €3,598,000 from proceeds of the Rights Issue.

e) Adjustment to record the repayment of the 2000 and 2001 working capital advances from Indexia Holdings Limited of €3,239,000 from proceeds of the Rights Issue.

f) Adjustment to record the repayment of the bank overdraft from proceeds of the Rights Issue.

(3) The *pro forma* Balance Sheet does not reflect trading or any other transactions of ARCON since 31 December, 2001.

(4) Euro amounts contained in the *pro forma* Balance Sheet, where relevant, have been converted from US Dollars at a rate of €1 : US$0.8904, being the exchange rate prevailing on 31 December 2001.

Operational Review

Two major factors impacted negatively on the financial performance of the mine in 2001, production and price.

The production from the mine was limited for the first three quarters of the year due to very difficult mining conditions in the CW orebody. However, in the fourth quarter, mine production rates enabled the mill to consistantly process at the design capacity of 650,000 t.p.a. rate. The milling rate has continued at these levels. The G Access decline intersected the K orebody in December 2001 and the G North East orebody in January 2002. During this period, the mine ore and development waste production reached an annualised rate of 720,000 t.p.a.. Now that the waste development has largely been completed, the ore production is scheduled to rise from the third quarter of 2002 towards a 750,000 t.p.a. rate.

The zinc price plummeted during the year to real price levels not seen since the Depression in the 1931. The charts below show the LME zinc price and inventory levels over the project life and over the last 18 months.



LME - Zinc
Quarterly Averages
Inventory
Zinc Price
1400000
1200000
1000000
800000
600000
400000
200000
0
$2,400
$2,100
$1,800
$1,500
$1,200
$900
$600
$300
1Q - 1989
1Q - 1990
1Q - 1991
1Q - 1992
1Q - 1993
1Q - 1994
1Q - 1995
1Q - 1996
1Q - 1997
1Q - 1998
1Q - 1999
1Q - 2000
1Q - 2001
1Q - 2002
Inventory
Cash Price



LME - Zinc
Daily
Inventory
Price
700000
600000
500000
400000
300000
200000
100000
0
$1,300
$1,200
$1,100
$1,000
$900
$800
$700
$600
Jan '01
Feb '01
Mar '01
Apr '01
May '01
Jun '01
Jul '01
Aug '01
Sep '01
Oct '01
Nov '01
Dec '01
Jan '02
Feb '02
Mar '02
Apr '02
May '02
Jun '02
Inventory
Cash Price

During this current period of depressed zinc prices, the Group's strategy is to enhance its financial performance, in two ways:

(a) Production - to achieve greater production efficiency

ARCON intends to lower its unit cash operating cost of production by further increasing the volume of ore milled towards a 750,000 t.p.a. rate. In addition, the Company is carrying out a review of its major production costs.

The 2002 – 2003 capital expenditure programme comprises of three main elements;

- expansion of the mine water treatment plant,
- infrastructure development and plant installation in the mine,
- the mill expansion programme to treat 750,000 t.p.a.

(b) Exploration - to carry out further exploration drilling

In 2001, a detailed gravity survey was completed in an area adjacent to the Galmoy Mine site and extending to the Rapla Prospect some 6 km northeast. Drill hole information and this gravity survey has been interpreted as identifying a geological fault pattern linking the source "G" fault from the Galmoy area to the Rapla area. As a consequence the Company has identified a number of targets, which justify further drilling.

It is intended to further extend the gravity survey around the mine site area and other areas on its Galmoy exploration licence area to identify additional drilling targets.

Financial

In the year ended 31 December 2001, turnover was €18.7 million compared to €27.2 million in 2000, reflecting lower production rates and low zinc prices. The gross loss for the year was €8.5 million compared to a gross profit of €3.4 million for 2000.

The retained loss for the year was €15.7 million after allowing for interest, the impact of the financial restructuring, provision against mining investment and exploration costs compared to a loss of €10.5 million in 2000. The loss per ordinary share rose to €5.4 cent from a loss of €3.6 cent per ordinary share in 2000.

Shareholder funds at the year end were €51,000 compared to €16.0 million at the end of 2000, reflecting the loss for the year, the asset write down and the financial restructuring. However equity shareholder funds increased on a pro forma basis from €51,000 to €31.4 million. Net debt was €33 million at the year end compared to €88 million at the end of 2000, the reduction arising from the restructuring.

Operations

A review of operations was carried out in 2001. The completion of the G access and underground infrastructure and expansion of flotation and milling capacity were identified as the primary works required to expand the production capacity to 750,000 t.p.a.. However, due to the falling zinc price in 2001, only the G Access capital development was carried out. Following the receipt of funds from the proposed Rights Issue, the capital programme to expand the mill throughput capacity will be carried out over the next 18 months.

Mine



Total Rock Mined
Tonnes
200,000
160,000
120,000
80,000
40,000
Q1 2000
Q2 2000
Q3 2000
Q4 2000
Q1 2001
Q2 2001
Q3 2001
Q4 2001
Q1 2002
Mined Ore
Development Waste

Development

The G access decline recommenced in August and by the end of 2001 had advanced 330 metres aided by the employment of an additional 8 miners. The K orebody was intersected in December and the G North East orebody was intersected in January 2002.

Production

The mine hoisted 550,567 tonnes at a grade of 10.3% Zn. Mining has been gradually spreading out from the central zone in the CW orebody to the peripheries, with a consequential reduction in grade. The lower production during the first three quarters was due to mining in predominantly difficult ground and equipment availability issues. A sustained ore production rate of 650,000 t.p.a. has now been achieved for the last two quarters, which rises to 720,000 t.p.a. when development waste is included.

2002

Access to the G orebody will be completed in the first half of the year. This will provide the mine with much needed flexibility for mine planning and will enable the production rate to reach the planned 750,000 t.p.a. during the second half of the year.

Mill



Milled Zinc Grade & Concentrate Production
Tonnes Concentrate
Zinc Grade
30,000
25,000
20,000
15,000
10,000
5,000
11.5%
11.0%
10.5%
10.0%
9.5%
9.0%
8.5%
Q1 2000
Q2 2000
Q3 2000
Q4 2000
Q1 2001
Q2 2001
Q3 2001
Q4 2001
Q1 2002
Zinc Concentrate
Zinc Grade

Production

The mill treated 548,217 tonnes at a grade of 10.3% Zn, producing 88,423 tonnes of zinc concentrate.

2002

Following the review of operations to increase the throughput rate towards the planned 750,000 t.p.a., a number of changes will be made in the grinding and flotation circuits. These will commence in the second half of 2002 and are expected to be completed by the end of 2003. It is anticipated that the recovery and concentrate grade will improve following the completion of the expansion programme.

Environment

ARCON continues to operate a monitoring regime on a wide variety of parameters, including aquatic and terrestrial ecology, soils, vegetation, animal health, noise, vibration, climate, and air, water and effluent quality. The majority of the environmental attributes are monitored using radio telemetry, which provides real time monitoring.

ARCON continues to participate in European Union co-funded projects:

Paramagsep – (Superparamegnetic composite particles with specific surface modifications for the continuous separation of heavy metal ions from water)
The project consists of using superparamagnetic particles (Fe based) to remove heavy metals from wastewater streams. ARCON provided bench scale testing to remove Zn and Pb, which is continuing.

Lycimin – (Life Cycle Assessment of Mining Projects for Waste Minimisation)
ARCON continues to provide data and technical expertise to the LICYMIN project, which is now one third complete. The project aims to minimise waste via a cradle to grave assessment for new mining projects.

Planning

A planning application was submitted in September 1999 to Kilkenny County Council to permit the extraction of additional ore resources discovered since the granting of the original planning permission in 1994. The principal components of the development comprise the mining of additional reserves by underground methods using the existing infrastructure and the installation of additional ventilation shafts. The planning permission was granted in May 2002.

An application has been made to the Department of Marine and Natural Resources for a Mining Licence in respect of these additional reserves which is expected to be issued by the end of the third quarter of 2002.

An Integrated Pollution Control Licence application was submitted to the Environmental Protection Agency (EPA) in August 1999. A draft Licence has been issued by the EPA for review by the Company.

Exploration

Despite field activities being curtailed for part of 2001 (due to the necessary restrictions to prevent the possible spread of foot-and-mouth disease), ARCON again recorded a very successful year in exploration. Exploration activities were focussed to the Galmoy Area and the Limerick prospecting licence area that is under joint venture with Noranda.

The Galmoy Area

The Rapla Prospect continued to be the main focus for exploration in 2001. The Rapla Prospect lies approximately 6km northeast of the mine and covers an area in excess of $2km^2$. Two major programmes of exploration were carried out in the year: drilling and a detailed gravity survey.

Drilling

Drilling in 2001 proved the existence of a large fault and intersected resource-grade mineralization in four drill-holes. The large fault is thought to be the source of the metal bearing fluids that formed the mineralization at Rapla. All the major Carboniferous Limestone hosted orebodies in Ireland, Galmoy, Lisheen, Navan, Silvermines and Tynagh, are associated with faults.

The best intersection in 2001 was 3.2m at 9.3% Zn, 4.7% Pb, 31.9 g/t silver. Drilling since 1999 has outlined a contiguous zone, (drill-holes are 200m apart), containing an inferred resource of circa 2.7 Million tonnes at 6.9% Zn and 1.5% Pb.

Detailed Gravity Survey

A detailed gravity survey covering circa $25km^2$ was carried out over the area from northeast of Rapla to the Galmoy Mine. The results have been interpreted as identifying a fault pattern that links the source 'G' Fault at Galmoy with the recently proven fault at Rapla. As well as focussing future exploration on the belt adjacent to the fault, it greatly increases the area of potential for the Rapla Prospect and identified several 'anomalies' that justify drilling closer to the Galmoy Mine.

Limerick

Further exploration was carried out in Prospecting Licence (PL) 2840 in Co. Limerick. PL2840 is currently explored under the terms of a joint venture agreement with Noranda. The licence area is considered to have potential as it contains the Carrickittle Prospect and is adjacent to the prospecting licence that contains the Minco/Noranda Pallasgreen Prospect.

Twelve holes were drilled in 2001 of which eight intersected some mineralization. The best intersection contained 5.1% Zn over 1.6m. There remain three untested targets and room and scope for quite substantial bodies of mineralization down dip of the areas drilled to date.

Prospecting Licence Portfolio

In November 2001, two joint ventures agreements on PL 2859 and PL.s 480 and 481 in Co. Offaly were discontinued and all three revert to ARCON.

Following a review of the potential for hosting significant mineralisation of each of the 19 prospecting licences held by the company in 2001, two licences (one in Tipperary and one in Laois), have been surrendered. ARCON's present licence portfolio includes:

- Seven Prospecting Licence Areas in the Galmoy Area, six wholly owned and one which is explored by ARCON under a joint venture agreement with Westland Ltd (a wholly owned subsidiary of Ennex International P.l.c.),
- Two Prospecting Licences in Kildare which include the Harberton Bridge Prospect (circa 3.7 million tonnes, 8.8% Zn, 1.1% Pb),
- Four Prospecting Licences in Co. Offaly which include the Kinnity Prospect (circa 500 thousand tonnes, 7.6% Zn, 0.7% Pb),
- Two Prospecting Licences in Co. Limerick one of which covers the Carrickittle Prospect (circa 150 thousand tonnes, 6.0% Zn, 1.5% Pb), which is subject to a joint venture agreement with Noranda Exploration (Ireland) Ltd, whereby ARCON carries out a jointly agreed programme that is funded by Noranda,
- Two Prospecting Licences in Co. Longford.

Priorities for the Future

The priorities for the forthcoming exploration will be focused around the Galmoy mine and in descending order are:

- to increase the mineral resources in the vicinity of the Galmoy Mine by drilling areas where the mineralisation remains open and drilling of recently identified gravity anomalies. The detailed gravity survey will be extended around the mine and provide the basis for further drilling targets.
- to further explore the potential identified at the Rapla through drilling. Drilling to date has outlined a contiguous zone containing an inferred resource of circa 2.7 million tonnes at 6.9% Zn and 1.5% Pb. A fault, thought to be the source of the mineralising fluids, has been now identified. The zone is open to east along the strike of the fault and sulphur isotope evidence indicates an eastward source to the mineralisation. This will be tested through the drilling programme;
- to continue exploring the Galmoy trend from Rapla to the boundary with Lisheen Mine, a strike length of 13.5km, by geophysics and drilling; and
- to continue the exploration programme on all other Irish exploration licences including drilling programmes as required.


N
Rapla Prospect
Inferred Extension of G Fault
Galmoy Mine
G Fault
Lisheen Mine
Killoran Fault
0
2.5
5Km
Scale Bar
Galmoy Licence Block
Prospecting Licence Block Outline
Orebody
Mineralisation
Fault

The Directors submit their report together with the audited financial statements of ARCON International Resources P.l.c. ("the Company") and its subsidiaries ("ARCON" or the "Group") for the year ended 31 December 2001.

Principal Activities, Business Review and Future Developments

Information with respect to the Group's principal activities, the review of the business and future developments as required by the Companies (Amendment) Act, 1986 is contained in the Chairman's Statement and Review of Operations on pages 5 to 15.

During 2001, commercial operations at the Galmoy Mine continued.

Results for the Period and State of Affairs at 31 December, 2001

The consolidated profit and loss account for the year ended 31 December 2001 and the consolidated balance sheet at that date are set out on pages 26 and 27. The loss for the year amounted to €15,637,000 (2000 – loss of €10,478,000). The movement on the consolidated profit and loss account for the year is as follows:

	€'000
Balance 1 January 2001	(65,172)
Retained loss for the year	(15,637)
Balance 31 December 2001	(80,809)

No dividends or transfers to reserves are recommended by the Directors.

As a result of the above together with movements on the foreign currency translation reserve, shareholders' funds at 31 December 2001 decreased by €15,969,000 to €51,000 (2000 – decreased by €9.7 million to €16 million).

Directors

Mr. T. O'Reilly Jnr. and Mr. J. S. McCarthy retire from the Board by rotation and being eligible offer themselves for re-election. Mr. J. Bogdanovich resigned as a Director on 23 May 2002.

Health and Safety

The Company has implemented a Corporate Safety Statement under Safety, Health and Welfare at Work Act, 1989. This is a basis for ensuring safe working practice by its employees.

Directors' and Secretary's Shareholdings and Other Interests

The interests of the Directors, the Secretary and their spouses and minor children in the share capital of the Company, all of which were beneficially held, were as follows:

	Number of Ordinary Shares		
	31 December 2000*	31 December 2001	31 May 2002
J. J. Bogdanovich (a)	12,007,509	12,007,509	12,007,509
J. P. Hayes	172,000	172,000	172,000
W. P. Kidney	5,806	5,806	5,806
J. S. McCarthy	278,147	278,147	278,147
W. A. Mulligan	50,000	50,000	50,000
T. O'Reilly Jnr.	1,359,079	1,359,079	1,359,079
W. J. Tilson	100,000	100,000	100,000
K. Ross	-	-	-
Secretary			
M. G. Graham	91,438	91,438	91,438

*or date of appointment if later

(a) Mr. J.J. Bogdanovich resigned as a Director on 23 May 2002.

Details of the movement on outstanding options, none of which were exercised during the period are as follows:

Directors	At 31 December 2000	Granted during year	At 31 December 2001	Exercise price Euro cents	Expiry date
J. P. Hayes	162,500	-	162,500	31.67	March 2004
	400,000	-	400,000	22.14	August 2005
J. S. McCarthy	243,750	-	243,750	31.67	March 2004
	500,000	-	500,000	22.14	August 2005
K. Ross	-	2,000,000	2,000,000	6.00	Sept. 2011
W. A. Mulligan	162,500	-	162,500	31.67	March 2004
	250,000	-	250,000	22.14	August 2005
T. O'Reilly	1,000,000	-	1,000,000	22.14	August 2005
	100,000	-	100,000	59.86	March 2007
W. J. Tilson	568,750	-	568,750	31.67	March 2004
	600,000	-	600,000	22.14	August 2005
	100,000	-	100,000	59.86	March 2007
W. P. Kidney	203,125	-	203,125	31.67	March 2004
	175,000	-	175,000	27.88	Dec. 2005
	20,000	-	20,000	19.00	June 2009
	200,000	-	200,000	22.00	April 2010
	-	1,000,000	1,000,000	6.00	Sept. 2011
Secretary					
M. G. Graham	125,000	-	125,000	27.88	Dec. 2005
	200,000	-	200,000	22.00	April 2010

All of these options are exercisable currently except for 200,000 options each held by W. P. Kidney and M. Graham which may not be exercised within a three year period from 20 April, 2000. Similarly, the 2,000,000 options granted to K. Ross and the 1,000,000 options granted to W. P. Kidney during the year may not be exercised within a three year period commencing 28 September 2001. There have been no changes in the options held by Directors between 31 December 2001 and 31 May 2002. The market price for ordinary shares at 31 December 2001 was €0.04 and the range during the year was €0.03 to €0.18.

Directors' Responsibility Statement

Company law requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the Group and of the profit or loss of the Group for that period. In preparing those financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- comply with applicable accounting standards, subject to any material departures disclosed and explained in the financial statements;
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements comply with the Companies Acts 1963 to 2001 and the European Communities (Companies: Group Accounts) Regulations, 1992. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Directors have reviewed budgets, projected cash flows, the current status of arrangements with the Company's bankers and other relevant information, and on the basis of this review, are confident that the Company and the Group have adequate financial resources to continue in operational existence for the foreseeable future. Consequently the Directors consider it appropriate to prepare the financial statements on a going concern basis.

Corporate Governance

The Company is committed to high standards of corporate governance. The statement below describes how the principles of good governance set out the Combined Code, are applied by the Company.

The Board

The Board is made up of both executive and non-executive Directors. Biographies of each of the Directors are set out on page 4.

The Board agrees a schedule of regular meetings to be held in each calendar year and also meets on other occasions as necessary. Meetings are held at the head office in Dublin as well as at the offices of its operating subsidiaries.

There is an agreed list of matters which the Board has formally reserved to itself for decision, such as approval of the Group's commercial strategy, trading and capital budgets, financial statements, Board membership, acquisitions and disposals, major capital expenditure, risk management and treasury policies. Responsibility for certain matters is delegated to Board Committees.

There is an agreed procedure for Directors to take independent legal advice. The Company Secretary is responsible for ensuring that Board procedures are followed, and all Directors have direct access to the Company Secretary.

All Directors receive monthly Group management financial statements and reports and full Board papers are sent to each Director in sufficient time before Board meetings, and any further backup papers and information are readily available to all Directors on request. The Board papers include the minutes of all committees of the Board which have been held since the previous Board meeting, and, the chairman of each committee is available to give a report on the committee's proceedings at Board meetings if appropriate.

The Board has a formal process whereby each year every Director will meet the chairman to review the conduct of Board meetings and the general corporate governance of the Group.

The roles of Chairman and Chief Executive are separated. The non-executive Directors are independent of management and have no material interest or other relationship with the Group. The Chairman is non-executive and the Board has not deemed it necessary to appoint a senior non-executive director. However, this issue is subject to review.

Each year one third of the Directors retire from the board by rotation and every Director is subject to this rule. Effectively each Director retires by rotation within each three year period.

Board Committees

The Board has activated an effective committee structure to assist in the discharge of its responsibilities. The committees and their members are listed on page 4 of this report. All committees of the Board have written terms of reference dealing with their authority and duties. Membership of the audit, and remuneration committees is comprised exclusively of non-executive Directors. The Company Secretary acts as secretary to each of these committees.

Audit Committee

The Audit Committee reviews the accounting principles, policies and practices adopted in the preparation of the interim and annual accounts and discusses with the Group's auditors the results and scope of the audit. It also reviews the scope and performance of the Group's internal finance function and the cost effectiveness and independence of the external auditors. The external auditors are invited to attend Audit Committee meetings, along with the Chief Executive and the Finance Director. The external auditors have the opportunity to meet with the members of the Audit Committee alone at least once a year. Mr. J. P. Hayes is Chairman of the Audit Committee.

Remuneration Committee

The Remuneration Committee is responsible for determining the remuneration packages of the executive Directors and senior management and for making recommendations in regard to the staff share option scheme. Mr. Tony O'Reilly Jnr. is Chairman of the Remuneration Committee.

The Company has fully complied with the Irish Stock Exchange's requirement in relation to the disclosure of Directors' remuneration and its Best Practice provisions as contained in Section A of the Listing Rules.

Emoluments of Executive Directors and senior management are determined by the Remuneration Committee which is chaired by Mr. Tony O'Reilly Jnr. and comprises non-executive Directors only. In the course of each financial year the Remuneration Committee determines basic salaries as well as the parameters for possible bonus payments.

The Remuneration Committee applies the same philosophy in determining Executive Directors' remuneration as is applied in respect of all employees. The underlying objective is to ensure that individuals are appropriately rewarded relative to their responsibility, experience and value to the Group. The Remuneration Committee is mindful of the need to ensure that, in a competitive environment, the Group can attract, retain and motivate executives who can perform to the highest levels of expectation.

Annual bonuses, if any, are determined by the Remuneration Committee on the basis of objective assessments based on the Group's performance during the year in terms of key financial indicators, as well as a qualitative assessment of the individual's performance.

The Remuneration Committee reviews and assesses proposals to grant share options to employees under the share option scheme. Participation is at the discretion of Directors for eligible employees.

Executive Directors' pensions are provided on a defined contribution basis. The relevant plans are Revenue – approved occupational pension schemes based on defined contributions.

In framing Remuneration Policy, the Remuneration Committee has had regard to Section B of the Best Practice provisions annexed to the Listing Rules.

No directors have service contracts with the Company except Mr. W. J. Tilson, who provides consultancy services to the Group under a contract expiring in January 2003.

In accordance with the Irish Stock Exchange's requirements details of Directors' remuneration for the year under review, together with prior year comparatives, are set out in Note 7 to the consolidated financial statements.

Nomination Committee

At present the Board does not have a Nomination Committee but the authority to nominate new directors for appointment vests in the Board of Directors. Consideration to setting up a specific Nomination Committee is under continuous review.

Shareholders

There is regular dialogue with institutional shareholders and presentations are made at the time of the release of the annual and interim results.

The Company encourages communication with private shareholders throughout the year and welcomes their participation at general meetings. The Company has an active web site for information purposes. All Board members attend the Annual General Meeting and are available to answer questions. Separate resolutions are proposed on substantially different issues and the agenda of business to be conducted at the Annual General Meeting includes a resolution to receive and consider the Annual Report and Accounts. The chairmen of the Board's committees will also be available at the Annual General Meeting. Notice of the Annual General Meeting together with the Annual Report and accounts is sent to shareholders.

Compliance

The Board therefore is confident that it complies with the Code except for the following:

- The current non-executive Directors were not appointed for specific terms. They are however subject to retirement from the Board by rotation at Annual General Meetings.

- Certain share option arrangements are in place between the Company and certain non-executive Directors. These arrangements reflect the high level of commitment and support given by them.

- A Senior Non-Executive Director has not been appointed.

- No specific Nomination Committee has been established as the Board is small at present. The matter is under continuous review.

Internal Control

The Combined Code of The Stock Exchange Listing Rules states:

1. That the Board should maintain a sound system of internal control to safeguard shareholder's investments and the Group assets.
2. That the Directors should at least annually conduct a review of the effectiveness of the Group's system of internal control and should report to shareholders that they have done so. The review should cover all controls, including financial, operational and compliance controls and risk management.

The Board of ARCON International Resources P.l.c. has had in place for some years an established system for reviewing the internal financial controls of the Group through management and the audit committee process. Following the publication of Turnbull, the Board established a process to comply with Turnbull which involved an expansion of internal controls to include not just financial risk management, but also operational and compliance risk management.

During 2001, the Directors continued their ongoing review of the key commercial and financial risks facing the Group. Each Department head within the Group submits a monthly report to the Directors on the effectiveness of controls in relation to the risks. A review of the identified risks by each Department is included as part of the Group's annual budget process.

Among the processes applied in reviewing the effectiveness of the system of internal control are the following:

- Budgets are prepared by relevant department heads in each subsidiary for approval by executive management and inclusion in a Group budget approved by the Board.

- Expenditure and income are compared to previously approved budgets.

- The Board establishes treasury and commodity risk policies as appropriate, for implementation by executive management.

- All commitments for expenditure and payments are compared to previously approved budgets and are subject to approval by personnel designated by the Board of Directors or by the Board of subsidiary companies.

- In addition to the review by the board of Directors, Management Committees meet to review financial, investment and operational activities.

- Cashflow forecasting is performed on an ongoing basis to ensure efficient use of cash resources.

- Regular financial results are submitted to and reviewed by the Board of Directors.

- The Directors, through the Audit Committee, review the effectiveness of the Group's system of internal financial control.

A formal review of the effectiveness of the system of internal control was carried out during 2001. The Directors considered that the procedures necessary to implement the Turnbull guidelines on the Combined Code have been properly established.

Risk Management
Currency Risk Management

The Group's turnover is earned in US dollars, part of which must be converted into Euro to finance ongoing operating and capital costs. The Board reviews its annual Euro requirements by reference to bank forecasts and prevailing exchange rates.

Commodity Risk Management

The Group sells zinc and lead concentrate which is priced by reference to average monthly refined zinc and lead metal prices quoted on the London Metal Exchange.

Interest Rate Management

Group borrowings are denominated in US dollars and carry interest at a LIBOR based interest rate.

Interest rate risk is managed by fixing the interest rate on substantial portions of debt for six months at a time with a portion of debt carrying interest based on a monthly LIBOR interest rate. The Board keeps longer term fixed rates of interest under review and uses such interest rates from time to time depending on market conditions.

Substantial Shareholdings

So far as the Board is aware, no person or company, other than those mentioned below, hold 3% or more of the Ordinary Share Capital of the Company at 31 May 2002.

Shareholder	Number of Shares	%
Sir Anthony O'Reilly	126,839,506	44.1
Capital Group Companies Inc.	15,798,000	5.5
Mr. Joseph J. Bogdanovich	12,007,509	4.2

The Euro

The Euro conversion process has been completed.

The costs of ensuring Euro compliance were not material.

Political Donations

No political donations were made during the year.

Books and Accounting Records

The Directors are responsible for ensuring proper books and accounting records, as outlined in Section 202 of the Companies Act 1990, are kept by the Company. The Directors through the use of appropriate procedures and systems and the employment of competent persons have ensured that measures are in place to secure compliance with these requirements. These books and accounting records are maintained at the Company's registered office, 60 Merrion Road, Dublin 4.

Close Company Provisions

In the opinion of the Directors, the Company is not a close company within the meaning of the Corporate Tax Act 1977, and there has been no change in this respect since 31 December 2001.

Auditors

The auditors, Arthur Andersen have indicated their willingness to continue in office in accordance with Section 160(2) of the Companies Act, 1963. The shareholders will be asked to authorise the Directors to fix their remuneration.

On behalf of the Directors

T. O'Reilly Jnr., Chairman

P. Kidney, Finance Director

19 June 2002

ARCON International Resources P.l.c.
Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of ARCON International Resources P.l.c. will be held at The Westbury Hotel, Grafton Street, Dublin 2, on Friday, 12 July, 2002 at 10:00am for the purpose of transacting the following business.

As Ordinary Business.

(1) To receive and consider the Directors' Report and Financial Statements for the year ended 31 December 2001.

(2) To re-elect Directors.

   (a) Mr. T. O'Reilly Jnr
   (b) Mr. J. McCarthy

(3) To authorise the Directors to fix the remuneration of the auditors.

(4) To transact any other ordinary business.

Dated this 19 June, 2002
By order of the Board
M. Graham, Secretary
60 Merrion Road.
Ballsbridge,
Dublin 4.

Note 1: A member entitled to attend and vote at the above General Meeting is entitled to appoint a proxy to attend, speak and vote in his/her stead. A proxy need not be a member of the Company.

Note 2: In accordance with the requirements of The Stock Exchange, copies of the directors' service contracts will be available for inspection by members at the registered office of the Company during normal business hours from the date of this notice and at the place of the Annual General Meeting for a period of fifteen minutes prior to the said meeting until the conclusion of the meeting.

Note 3: Forms of Proxy to be valid must reach the company's registrars, Capita Corporate Registrars P.l.c., Unit 5, Manor Street Business Park, Dublin 7, not later than 10:00 am on 10 July 2002.

Note 4: Only those shareholders on the register of members of the company as at 6:00pm on 10 July 2002 will be entitled to attend and vote at the Annual General Meeting and may also only vote in respect of the number of shares registered in their name at that time.

Independent Auditors Report to the Members of ARCON International Resources P.l.c. :

We have audited the financial statements on pages 26 to 44 which have been prepared under the historical cost convention and the accounting policies set out on pages 30 to 32.

Respective Responsibilities of Directors and Auditors

The Directors responsibilities for preparing the Annual Report and the financial statements in accordance with applicable law and Irish Accounting Standards are set out in the Statement of Directors responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements, Auditing Standards promulgated by the Auditing Practices Board in Ireland and the United Kingdom, and the Listing Rules of the Irish Stock Exchange.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Acts. We also report to you whether in our opinion: proper books of account have been kept by the Company; whether, at the balance sheet date, there exists a financial situation requiring the convening of an extraordinary general meeting of the Company; and whether the information given in the Directors' Report is consistent with the financial statements. In addition, we state whether we have obtained all the information and explanations necessary for the purposes of our audit and whether the Company's balance sheet is in agreement with the books of account.

We report to the shareholders if, in our opinion, any information required by law or the Listing Rules regarding Directors' remuneration and Directors' transactions is not given and, where practicable, include such information in our report.

We review whether the corporate governance statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. This other information comprises only the Directors Report, the Chairman's Statement, the Operating and Financial Review and the Corporate Governance Statement. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of Audit Opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion, the financial statements give a true and fair view of the state of the Group's and Company's affairs as at 31 December 2001 and of the Group's loss for the year then ended and have been properly prepared in accordance with the Companies Acts, 1963 to 2001 and the European Communities (Companies: Group Accounts) Regulations, 1992.

We have obtained all the information and explanations we consider necessary for the purposes of our audit. In our opinion, proper books of account have been kept by the Company. The Company's balance sheet is in agreement with the books of account.

In our opinion, the information given in the Directors' Report is consistent with the financial statements.

The net assets of the Company, as stated in the balance sheet, are more than half of the amount of its called up share capital and, in our opinion, on that basis there did not exist at 31 December 2001 a financial situation which, under Section 40(1) of the Companies (Amendment) Act 1983, would require the convening of an extraordinary general meeting of the Company.

ARTHUR ANDERSEN
Chartered Accountants and Registered Auditor
Dublin

19 June, 2002

Arcon International Resources P.l.c.
Consolidated Profit and Loss Account
For the Year Ended 31 December 2001

	Notes	2001 €'000	2000 €'000
Turnover	2	18,726	27,185
Cost of Sales			
Production costs		(18,540)	(17,371)
Depreciation		(8,683)	(6,416)
	2	(27,223)	(23,787)
Gross (Loss)/Profit		(8,497)	3,398
Operating expenses	3	(7,215)	(4,882)
Operating Loss		(15,712)	(1,484)
Exceptional Restructuring Items	1		
- Additional depreciation of mine assets		(69,455)	(1,369)
- Forgiveness of debt and related interest		77,041	-
		7,586	(1,369)
Mineral exploration costs		(168)	(315)
Loss on Ordinary Activities Before Interest		(8,294)	(3,168)
Interest receivable and similar income	4	230	275
Interest payable and similar charges	5	(7,573)	(7,585)
Loss on Ordinary Activities Before Taxation		(15,637)	(10,478)
Tax on loss on ordinary activities	6	-	-
Retained Loss for the Year		(15,637)	(10,478)
Profit and Loss Account, at beginning of year		(65,172)	(54,694)
Profit and Loss Account, at end of year		(80,809)	(65,172)
Loss Per Ordinary Share			
- Basic and fully diluted	9	€(0.054)	€(0.036)

The accompanying notes and statement of accounting policies form an integral part of this profit and loss account.

On Behalf of the Board

Tony O'Reilly Jnr
---------------------------- Chairman

W.P. Kidney
------------------------- Finance Director

Approved by the Board on 19 June 2002

Arcon International Resources P.l.c.
Balance Sheets - 31 December 2001

	Notes	Group 2001 €'000	Group 2000 €'000	Company 2001 €'000	Company 2000 €'000
Fixed Assets					
Mineral interests	**10**	29,543	83,933	396	254
Tangible fixed assets	**11**	13,237	30,687	37	44
Financial fixed assets	**12**	-	-	34,000	51,094
		42,780	114,620	34,433	51,392
Current Assets					
Stocks	**13**	801	614	-	-
Debtors	**14**	872	171	53	72
Investments		-	43	-	43
Cash at bank and in hand		215	5,701	-	36
		1,888	6,529	53	151
Creditors: Amounts falling due within one year	**15**	(18,149)	(13,294)	(4,361)	(570)
Net Current Liabilities	**1**	(16,261)	(6,765)	(4,308)	(419)
Total Assets Less Current Liabilities		26,519	107,855	30,125	50,973
Creditors: Amounts falling due after more than one year	**15**	(22,484)	(88,572)	(12,502)	(6,088)
Provision for Liabilities and Charges	**16**	(3,984)	(3,263)	-	-
Net Assets		51	16,020	17,623	44,885
Capital And Reserves					
Called up share capital	**17**	17,251	18,253	17,251	18,253
Capital conversion reserve	**17**	1,002	-	1,002	-
Share premium	**17**	59,197	59,197	59,070	59,070
Profit and loss account		(80,809)	(65,172)	(59,700)	(32,438)
Foreign currency translation reserve		3,410	3,742	-	-
Equity Shareholders' Funds		51	16,020	17,623	44,885

The accompanying notes and statement of accounting policies form an integral part of these balance sheets.

On Behalf of the Board
Tony O'Reilly Jnr
------------------------- Chairman

W.P. Kidney
----------------------------- Group Finance Director

Approved by the Board on 19 June 2002

Arcon International Resources P.l.c.
Consolidated Cash Flow Statement
For the Year Ended 31 December 2001

	Notes	2001 €'000	2000 €'000
Net Cash (Outflow)/Inflow from Operating Activities	21A	(6,661)	9,905
Returns on Investments and Servicing of Finance	21B	(7,395)	(6,970)
Taxation	21B	-	-
Capital Expenditure and Financial Investment	21B	(1,900)	(6,836)
Net Cash Outflow Before use of Liquid Resources and Financing		(15,956)	(3,901)
Management of Liquid Resources	21C	-	(303)
Financing	21B	10,141	3,078
Decrease in Cash at Bank and in Hand	21D	(5,815)	(1,126)

The accompanying notes and statement of accounting policies form an integral part of this cash flow statement.

Arcon International Resources P.l.c.
Statement of Total Recognised Gains and Losses
For the Year Ended 31 December 2001

	2001 €'000	2000 €'000
Loss for the financial year attributable to Group shareholders	(15,637)	(10,478)
Currency translation adjustment	(332)	819
Total recognised losses for the year	(15,969)	(9,659)

Reconciliation of Movements in Shareholders' Funds
For the Year Ended 31 December 2001

	2001 €'000	2000 €'000
Balance, beginning of year	16,020	25,679
Total recognised losses for the year	(15,969)	(9,659)
Balance, end of year	51	16,020

The accompanying notes and statement of accounting policies form an integral part of these statements.

The financial statements have been prepared under the historical cost convention and in accordance with generally accepted accounting principles in Ireland. The Group's principal accounting policies are set out below. All of these policies have been applied consistently throughout the year and the preceding year.

A. Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and all of its subsidiaries; all intercompany transactions and balances have been eliminated in their preparation. Goodwill arising on consolidation (representing the excess of the fair value of the consideration for an acquisition over the fair value of the separable net assets acquired) in respect of acquisitions before 1 January 1998, was written off to reserves in the year of acquisition. Goodwill arising on acquisitions since 1 January 1998 is capitalised and amortised over its expected useful life. The profit or loss on the disposal of subsidiaries is determined, inter alia, by the inclusion in the profit and loss account of the attributable amount of goodwill previously written off against reserves. The results of subsidiaries acquired or disposed of in the year are included in the consolidated profit and loss account from the date of acquisition or up to the date of disposal.

In the Company's own balance sheet, investments in subsidiaries are stated at cost less, where necessary in the opinion of the Directors, amounts written off.

B. Turnover

Turnover from the sale of zinc and lead concentrate is stated net of smelter deductions, with distribution and selling expenses included in "operating expenses". Revenues from the sale of concentrates are recognised when the product passes out of the legal control of the Group to external customers pursuant to enforceable sales contracts. As the final value of concentrate sales can only be determined from weights, assays, prices and exchange rates applying after a shipment has arrived at its destination, sales of concentrates are recorded at estimated values pursuant to contract terms, with adjustments being subsequently recognised in the period when final values are determined.

C. Pension Costs

The Group provides for pensions for certain employees through defined contribution pension schemes. The amount charged to the profit and loss account in respect of the schemes is the contribution payable in that year. Any difference between amounts charged to the profit and loss account and contributions paid to the pension schemes is included in 'Debtors' or 'Creditors' in the balance sheet.

D. Taxation

Corporation tax is provided on taxable profits at current rates.

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between the Group's taxable profits and its results as stated in the financial statements that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the financial statements.

Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is measured on a non-discounted basis.

E. Mineral Interests

The Group accounts for mineral expenditure using the 'Area of Interest' method of accounting.

(i) *Exploration and Evaluation Expenditure*

Expenditure on exploration and evaluation of individual projects is written off as incurred. When a project reaches the stage where expenditure is considered to be capable of being recouped through development or sale, all subsequent expenditures in that defined Area of Interest are capitalised and amortised against production from the Area of Interest once mining commences.

(ii) *Mine Development and Construction Expenditure*

Mine development expenditure for the initial establishment of access to mineral reserves, together with capitalised exploration, evaluation and commissioning expenditure, financing costs on borrowings and certain overhead expenses prior to the commencement of commercial production are capitalised to the extent that the expenditure results in significant future benefits.

(iii) *Depreciation*

All capitalised costs within an Area of Interest, together with an appropriate estimate of the future costs to be incurred in developing the estimated economic reserves which includes the proven and probable reserve are amortised over the current estimated economic reserve of the Area of Interest on a unit of production output basis.

(iv) *Restoration Expenditure*

Provision is made for the anticipated costs of future restoration and rehabilitation of mine facilities in place at the balance sheet date. Management estimates the future costs associated with reclamation, plant closure and site restoration, discounted to take account of risk and the time value of money. These costs have been determined with reference to current legal requirements and current technology. The present value of those future costs is recorded as a provision in the balance sheet.

A corresponding mine decommissioning asset is recorded in Mineral Interests and is depreciated in accordance with the Group's depreciation policy set out at (iii) above.

Annually, the unwinding of the discount factor is recorded as an expense in the profit and loss account and disclosed under interest payable and similar charges. Changes in estimates which result in a revision of the net present value of the provision are accounted for by adjusting the provision, with a corresponding entry to Mineral Interests.

(v) *Ceiling Tests*

A ceiling test is carried out at each balance sheet date to assess whether the net book value of capitalised costs in each Area of Interest, together with the future costs of development of undeveloped reserves, is covered by the discounted future net revenues from the reserves within that Area of Interest. Any deficiency arising is provided for to the extent that, in the opinion of the Directors, it is considered to represent a permanent diminution in the value of the related asset, and, where arising, is dealt with in the profit and loss account as additional depreciation.

F. Stocks

Stocks of ore and concentrate are stated at the lower of cost and net realisable value. Cost includes all expenditure incurred in bringing the product to its present location and condition. Net realisable value is based on normal estimated selling prices, less further costs expected to be incurred to completion and disposal. Stocks of raw materials and spare parts are stated at cost with provision made for obsolete, slow-moving or defective items where appropriate.

G. Tangible Fixed Assets

Tangible fixed assets are stated at cost, net of depreciation. Depreciation is provided on a straight line basis to write off the cost (net of estimated residual value) over the expected useful economic lives of these assets as follows:

Mill equipment	Unit of Production
Mobile mine equipment	Hourly usage
Freehold property	50 years
Motor vehicles	4 years

H. Leases

Assets held under finance leases, which transfer substantially all the risks and rewards of ownership to the Group, are initially recorded at their fair value at the inception of the lease. The equivalent liability, categorised as appropriate, is included under 'Creditors'. Assets are depreciated over the lease term or their useful economic lives, as appropriate. Finance lease charges are allocated over the periods of the leases to produce constant rates of return on the outstanding balances.

Rentals under operating leases are charged on a straight line basis over the lease terms.

I. Foreign Currency

In the financial statements of individual companies, transactions denominated in foreign currencies are recorded in the local currency at actual exchange rates at the date of the transaction or, where appropriate, at the rates of exchange in related forward exchange contracts. Monetary assets and liabilities denominated in foreign currencies are translated using the rates of exchange prevailing at the balance sheet date. Any gain or loss arising from a change in exchange rates subsequent to the date of the transaction is included as an exchange gain or loss in the profit and loss account.

For the purposes of consolidation, the closing rate/net investment method is used, under which the balance sheets and the profit and loss accounts of the foreign subsidiaries are translated at the closing exchange rate and average rate for the year respectively and any translation gains or losses are shown as a movement on the foreign currency translation reserve.

Certain assets which generate foreign currency and the related foreign currency borrowings are treated as a separate group of assets and liabilities and are accounted for in that foreign currency. Exchange differences arising on the retranslation of these borrowings are taken to the foreign currency translation reserve, together with the exchange differences arising on the retranslation of the assets.

J. Issue Expenses and Share Premium Account

Issue expenses arising on the issue of equity securities are written off against the share premium account.

K. Treasury Instruments

The Group enters into transactions in the normal course of business using a variety of treasury instruments in order to hedge against exposures to exchange rate variations and commodity price fluctuations. These transactions are accounted for in accordance with their economic substance.

1. Exceptional Restructuring Items and Going Concern

The Group has for the past number of years been primarily engaged in the financing, construction, commissioning and operation of a zinc mine in Galmoy Co. Kilkenny. Since commencement of operations in 1995 the Group has incurred significant operating losses. The Group had fully drawn down its syndicated finance facility of US$85 million in 2001. In addition advances of US$11.9 million were made to the Group by Indexia Holdings Limited, a company connected with Sir Anthony O'Reilly who controls approximately 44% of the issued share capital of the Company. During 2001, due primarily to a continuing depressed zinc price environment, the Directors engaged the Group's bankers with a view to re-negotiating the terms of the syndicated finance facility to ensure the ongoing viability of the Group. These negotiations, together with parallel negotiations with companies connected with Sir Anthony O'Reilly, have now been completed and amended agreements put in place. The principal terms of these agreements are as follows:

- Fairfield Holdings Limited, ("Fairfield") a company connected with Sir Anthony O'Reilly, has purchased all of the debt outstanding under the Syndicated Finance Facility from the Groups bankers, with the exception of €3.6 million which is still owed by the Group under the facility and will be settled with the proceeds of a proposed share issue in 2002. The €3.6 million will be converted into approximately 143.8 million shares.

- Fairfield forgave all of the Syndicate Finance Facility debt except for US$20 million which is now to be repaid between 2003 and 2006.

- Indexia Holdings Limited, another company connected with Sir Anthony O'Reilly, forgave US$9.0 million of the US$11.9 million working capital advances made by Indexia Holdings Limited during 2000 and 2001.

- The total gain from debt forgiveness is calculated as follows:

	€'000
Fairfield Holdings Limited	66,033
Indexia Holdings Limited	10,108
Accrued interest and other	900
Total	77,041

- The Group have announced the terms of an underwritten Rights Issue which is expected to raise €28.75 million to refinance the Group's short and long term working capital requirements and to provide for future capital and exploration programmes.

As a result of amended forecasts of zinc prices over the life of the mine, and revisions of reserve estimates as at 31 December 2001 to 3.9 million tonnes at an average grade of 11.4% Zn and 2.2% Pb at a cut off of 6% Zn equivalent, the Directors have reassessed the carrying value of the Group's investment in the mine and mine assets and have concluded that these assets have suffered a permanent diminution in value. Accordingly the assets have been written down to the Directors best estimate of their recoverable amounts resulting in an exceptional depreciation charge of €69.5 million.

While the final details of the restructuring transaction were not finalised until 2002, the transaction is reflected in the financial statements at 31 December 2001 as it is considered to be an adjusting post balance sheet event.

The gains arising on the forgiveness of the debt by Fairfield Holdings Limited and by Indexia Holdings Limited, together with the impairment charge relating to the mine assets have been recorded as exceptional items in the profit and loss account as follows:

	€'000
Forgiveness of debt and related interest	77,041
Additional depreciation of mineral interests	(51,777)
Additional depreciation of mine assets	(17,678)
Net gain on restructuring	7,586

The Directors have reviewed cash flow forecasts for the twelve months from the date of approval of these financial statements, particularly having regard to the expected receipt of €28.75 million from the underwritten Rights Issue and are satisfied, on this basis, that it is appropriate to continue to prepare the financial statements on a going concern basis.

2. Segmental Reporting

Substantially all of the Group's revenues have been derived from the sale of zinc and lead concentrate from the Galmoy mine to European based smelters.

3. Operating Expenses

	2001 €'000	2000 €'000
Corporate, exploration and mine services	3,017	2,313
Selling and distribution costs	2,132	2,099
Foreign exchange loss	2,498	702
	7,647	5,114
Transfer to Mineral Interests	(432)	(232)
	7,215	4,882

4. Interest Receivable and Similar Income

	2001 €'000	2000 €'000
Interest income	169	221
Other income	61	54
	230	275

5. Interest Payable and Similar Charges

	2001 €'000	2000 €'000
On bank loans and overdrafts repayable by instalments, the last of which falls due after five years	6,489	7,666
On bank loans and overdrafts repayable within five years		
- by instalments	3	3
- not by instalment	15	79
On loan stock (Note 15 (c))	529	78
Unwinding of site restoration provision (Note 16)	789	100
Total interest and similar charges	7,825	7,926
Interest capitalised	(252)	(341)
	7,573	7,585

6. **Tax on Loss on Ordinary Activities**

	2001	2000
	€'000	€'000
Irish corporation tax at 25% (2000 – 25%)	-	-
	===	===

There was no unprovided deferred tax at 31 December 2001 (2000 – € nil).

7. **Statutory and Other Information**

Directors' Remuneration - 2001

	Salaries and Other Emoluments	Fees (a)	Pensions	Performance Related Bonus	Total
	€'000	€'000	€'000	€'000	€'000
K. Ross	181	7	22	-	210
T. O'Reilly Jnr.	-	36	-	-	36
J. Meagher (e)	-	1	-	-	1
W. J. Tilson	99	8	-	-	107
W. P. Kidney	135	8	13	-	156
W. Mulligan	4	8	-	-	12
P. Hayes	4	8	-	-	12
J. Bogdanovich (d)	-	8	-	-	8
J. McCarthy	-	8	-	-	8
	-------	------	-------	-----	-------
Total	423	92	35	-	550
	====	====	====	===	===

Directors' Remuneration - 2000

	Salaries and Other Emoluments	Fees	Pensions	Performance Related Bonus	Total
	€'000	€'000	€'000	€'000	€'000
T. O'Reilly Jnr.	139	8	10	-	157
W. J. Tilson	230	8	18	-	256
W. P. Kidney (b)	23	1	2	-	26
B. P. Gilmore (c)	-	27	-	-	27
J. Meagher	-	11	-	-	11
W. Mulligan	-	11	-	-	11
P. Hayes	-	11	-	-	11
J. Bogdanovich (d)	-	8	-	-	8
J. McCarthy	-	8	-	-	8
Total	392	93	30	-	515
	====	===	===	===	===

(a) Fees to Directors, totalling €64,000, have not been paid since, April 2001.

(b) W. P. Kidney was appointed as a Director on 8 November 2000 and his remuneration from that date is shown above.

(c) B.P. Gilmore resigned as a Director during 2000.

(d) J. Bogdanovich resigned as a Director in May 2002.

(e) J. Meagher died on 31 January 2001.

7. Statutory and Other Information (continued)

Directors' emoluments comprise all of the fees, salaries, pension contributions, bonuses and other benefits payable in respect of the Directors. The basis of the executive Directors' remuneration is fixed by the Remuneration Committee of the Board which is comprised solely of non-executive Directors of the Company. Details of Directors' share options are set out in the Directors' Report on page 17. Other than the employee share options scheme, the Company does not have any long term incentive scheme in place for Directors.

	2001	2000
	€'000	€'000
Auditors' remuneration	53	53
Operating lease rentals	217	149

8. Staff Costs

Employee costs (including executive Directors) during the period amounted to:

	2001	2000
	€'000	€'000
Wages and salaries	7,332	5,875
Social welfare costs	822	626
Pension costs (Note 18)	199	127
	8,353	6,628

The average number of persons employed (including executive Directors) by the Group during the year was as follows :

	2001	2000
Development and production	190	158
Exploration	6	7
Corporate management and administration	6	6
	202	171

9. Loss Per Ordinary Share

The computation of basic and diluted loss per share is set out below:

	2001	2000
	€'000	€'000
Numerator:		
For basic and diluted earnings per share		
Retained loss for the period	(15,637)	(10,478)
Denominator:		
For basic earnings per share		
Weighted average number of shares in issue for the year (thousands)	287,502	287,502
Effect of dilutive potential Ordinary Shares	-	-
Denominator for diluted earnings per share	287,502	287,502
Basic and diluted loss per Ordinary Share	€(0.054)	€(0.036)

10. Mineral Interests

Cost	Group €'000
Balance, 1 January 2001	101,756
Development costs	614
Operating costs capitalised	828
Land disposals	(1,350)
Interest capitalised (Note 5)	252
Foreign exchange movements	4,943
Balance, 31 December 2001	107,043
Depreciation	
Balance, 1 January 2001	17,823
Exceptional depreciation charge	51,777
Charge for the year	6,216
Foreign exchange movements	1,684
Balance, 31 December 2001	77,500
Net Book Value	
At 1 January 2001	83,933
At 31 December 2001	29,543

Mineral expenditure principally comprises the Group's interest in the Galmoy orebodies including property acquisitions and the construction of the Galmoy mine. The Directors have determined the geological trend covered by the Group's mine licence together with the seven adjacent prospecting licences to be one Area of Interest.

The future discounted net revenues from the Group's recoverable reserves was estimated as at 31 December 2001 and at the date of approval of the financial statements. As discussed in Note 1, the Directors concluded that the net revenues from the Group's recoverable reserves were not sufficient to support the carrying value of the mineral interests and, accordingly, a provision for permanent diminution against the carrying value of the mineral interests was required. As a result, the Group recorded an exceptional depreciation charge relating to mineral interests of €51,777,000 during the year ended 31 December 2001.

11. Tangible Fixed Assets

Group	Mill and Mobile Mine Equipment €'000	Freehold Property €'000	Motor Vehicles €'000	Total €'000
Cost				
Balance 1 January 2001	38,108	49	309	38,466
Additions	1,438	-	-	1,438
Foreign exchange movements	2,011	-	13	2,024
At 31 December 2001	41,557	49	322	41,928
Depreciation				
Balance 1 January 2001	7,475	35	269	7,779
Exceptional depreciation charge	17,678	-	-	17,678
Charge for period	2,444	1	22	2,467
Foreign exchange movements	754	-	13	767
At 31 December 2001	28,351	36	304	28,691
Net Book Value				
At 1 January 2001	30,633	14	40	30,687
At 31 December 2001	13,206	13	18	13,237

As decribed in Note 1, the Directors concluded that the net revenues from the Group's recoverable reserves were not sufficient to support the carrying value of the tangible assets and, accordingly, have concluded that a provision for permanent diminution against the carrying value of the tangible fixed assets was required. As a result, the Group recorded an exceptional depreciation charge relating to tangible assets of €17,678,000 during the year ended 31 December 2001.

12. Financial Fixed Assets

	Shares in Subsidiaries at Cost €'000	Advances to Subsidiaries €'000	Provisions €'000	Total €'000
Balance 1 January 2001	12,293	54,204	(15,403)	51,094
Movement during period, net	-	8,689	(25,783)	(17,094)
Balance 31 December 2001	12,293	62,893	(41,186)	34,000

12. Financial Fixed Assets (continued)

At 31 December 2001 the Company had the following principal subsidiaries, each of which was incorporated in the Republic of Ireland. The principal country of operation of each trading subsidiary is Ireland.

Name and Registered Office	Activity	Share Capital
ARCON Mines Limited, 60 Merrion Road Ballsbridge, Dublin 4	Mining, mineral exploration, development and production	100%
ARCON Resources P.l.c. 60 Merrion Road Ballsbridge, Dublin 4	Non trading	100%
ARCON Exploration P.l.c. 60 Merrion Road Ballsbridge, Dublin 4	Mineral exploration	100%

A full list of subsidiary companies will be filed with the Registrar of Companies.

13. Stocks

	2001 €'000	2000 €'000
Zinc and lead concentrate	77	-
Ore	70	37
Raw materials and stores	654	577
	801	614

14. Debtors

	Group		Company	
	2001 €'000	2000 €'000	2001 €'000	2000 €'000
Trade debtors	744	-	-	-
VAT	28	-	28	13
Prepayments and accrued income	100	171	25	59
	872	171	53	72

All of the above amounts fall due within one year.

15. Creditors

Amounts falling due within one year:

	Group		Company	
	2001	2000	2001	2000
	€'000	€'000	€'000	€'000
Short term debt (b)	7,186	5,334	-	-
Loan stock (c)	3,239	-	3,239	-
Secured overdrafts	329	-	329	-
Trade creditors	3,690	2,923	344	326
Accruals and deferred income	3,320	4,753	64	244
PAYE and PRSI	385	284	385	-
	18,149	13,294	4,361	570

Amounts falling due after more than one year:

	Group		Company	
	2001	2000	2001	2000
	€'000	€'000	€'000	€'000
Finance facility (a)	22,462	85,335	-	-
Loan stock (c)	-	3,201	-	3,201
Accruals	22	36	-	-
Amounts due to subsidiaries	-	-	12,502	2,887
	22,484	88,572	12,502	6,088

Analysis of Maturity of Debt:

	Group	
	2001	2000
	€'000	€'000
Amounts due at 31 December 2001 are repayable as follows:		
- within one year	10,425	5,334
- between one and two years	2,246	13,015
- between two and five years	6,739	60,074
- after five years	13,477	15,447
	32,887	93,870

(a) As explained in Note 1, substantially all of the debt outstanding under the syndicated finance facility was purchased by Fairfield and all amounts except for US$20 million were forgiven by Fairfield. The amount now outstanding of US$20 million is secured on the mineral interests and mine assets and a guarantee by the parent company and is repayable at various dates between 2003 and 2006. Interest accrues on the debt at a variable rate, currently 8% per annum.

(b) Short term debt comprises an Ulster Bank facility of US$3.2 million which is expected to be repaid in 2002 out of the proceeds of the underwritten Rights Issue, together with a balance of €3.6 million owing on the previous syndicated finance facility which will be settled by an issue of new shares in 2002. The €3.6 million will be converted into approximately 143.8 million shares which will represent 9.99% of the post restructuring share capital.

(c) This amount represents the net amount owing to Indexia Holdings Limited, a company connected with Sir Anthony O'Reilly who controls 44% of the issued share capital of the Company. The debt was advanced during 2000 and 2001 to fund the working capital requirements of the Group and amounted to $11.9 million before an amount of $9 million was forgiven as part of the financial restructuring (Note 1). The amount is unsecured and will be repaid in full out of the proceeds from the underwritten Rights Issue.

16. Provision for Liabilities and Charges – Site Restoration Provision

	€'000
Balance 1 January 2001	3,263
Unwinding of discount (Note 5)	789
Site restoration expenditure	(68)
Balance 31 December 2001	3,984

17. Called Up Share Capital and Share Premium

	2001 €'000	2000 €'000
Authorised:		
400,000,000 (2000 - 400,000,000) ordinary shares of €0.06 (2000 – IR£0.05)	24,000	25,395

Issued and Fully Paid:	Share Capital		Capital Conversion Reserve	Share Premium	
	Number	€'000	€'000	Group €'000	Company €'000
Balance, 1 January 2001	287,502,332	18,253	-	59,197	59,070
Transfer to capital conversion reserve (a)	-	(1,002)	1,002	-	-
Balance, 31 December 2001	287,502,332	17,251	1,002	59,197	59,070

(a) During 2001 the shareholders, resolved to redenominate the authorised share capital of the Company to euro. The shareholders further resolved to renominalise the value of each share to €0.06. This renominalisation resulted in a decrease in issued share capital of €1,002,000 and in accordance with the Irish EMU Act 1998, an equivalent amount was transferred to a capital conversion reserve fund.

Share Option Schemes

Under the staff share option schemes, the Directors, at their discretion, may grant options over ordinary shares to permanent employees and Directors at the higher of par and market value on the date the option is granted. Options may be exercised at any time within the subsequent ten year period.

In September 2001, options over 2,000,000 shares were issued to K. Ross, the Chief Executive at €0.06, and options over 1,000,000 shares were also issued to W.P. Kidney, Finance Director, at the same price. Staff were granted options over 480,000 shares during the year at prices ranging between €0.06 and €0.10 while 2,466,125 options expired during the year.

At 31 December 2001 options over 12,412,750 (2000 -11,398,875) shares remained outstanding at subscription prices ranging from €0.06 to €0.599 which expire at varying dates up to November 2011.

18. Pension Arrangements

The Group operates a number of externally funded defined contribution pension schemes to satisfy the pension arrangements in respect of certain employees.

The pension cost charged for the year was €199,000 (2000 - €127,000). The Company's 2001 balance sheet includes accrued pension costs of €57,000.

19. Derivatives and Other Financial Instruments

Page 21 of the Directors' Report provides an explanation of the role that financial instruments have had during the year in managing the risks the Group faces in its activities.

The numerical disclosures in this note deal with financial assets and financial liabilities as defined in FRS 13, "Derivatives and Other Financial Instruments" ("FRS 13"). As permitted by FRS 13, short-term debtors and creditors have been excluded from the disclosures, other than the currency disclosures.

(a) *Interest rate profile*

Financial liabilities on which the Group pays interest are US dollar-denominated (Note 15). Interest on these financial liabilities is floating and is linked to LIBOR base rates, except for US$13.5 million which was fixed until 31 December 2002 at an average rate of 7.9%.

(b) *Currency exposures*

The Group has entered into various forward purchase contracts to fix the Euro amounts to be received from proceeds of sales of zinc and lead concentrate. These contracts cover US$9.5 million of 2002 revenues at an average exchange rate of €1=US$0.9719 and US$2.1 million of 2003 revenues at an average exchange rate of €1=US$0.9824.

(c) *Maturity of financial liabilities*

The maturity of the Group's financial liabilities is disclosed in Note 15.

(d) *Fair values*

Set out below is a comparision by category of book values and fair values of the Group's financial assets and liabilities at 31 December 2001:

Primary financial instruments held or issued to Finance the Group operations:

	Book Value €'000	Fair Value €'000
Current portion of long-term borrowings	10,425	10,425
Long-term borrowings	22,462	22,462
Financial assets	(114)	(114)
	=====	=====

Derivative financial instruments held to manage the currency profile:

Forward foreign currency contracts	-	(2,444)
	=====	=====

During 2001, the Group recognised net losses of €2,095,000 arising in previous years. The unrealised loss of €2,444,000 at 31 December 2001 consists of losses arising in previous years of €1,422,000 and losses of €1,022,000 arising in 2001 but not recognised.

(e) *Gains and losses on hedges*

The Group enters into forward foreign currency contracts to manage the currency exposures that arise on sales denominated in US dollars. It also uses forward zinc contracts and zinc options to manage the commodity price risk that also arises on sales. Changes in the fair values of instruments used as hedges are not recognised in the financial statements until the hedged position matures. The derivative financial instruments held at 31 December 2001 all mature during 2002 and early 2003.

20. Commitments and Contingencies

a) Mine closure and other bonds

Bank bonds totalling €9.9 million (2000 - €8.8 million) have been issued on behalf of Arcon Mines Limited in respect of obligations to the Minister for Marine and Natural Resources Enterprise and Kilkenny County Council. During the year cash balances of €4.8 million which were used as security for these bank bonds were released and used to alleviate the Group's cash flow difficulties. A guarantee from Sir Anthony O'Reilly to the banks for an amount of €6.5 million was put in place instead which will remain until 2008. It is intended that future security obligations will be funded out of the Group's future operating cash flows.

b) Operating Leases

At 31 December 2001 the Group had annual commitments under operating leases of €116,000 (2000 - €Nil).

21. Cash Flow Statement

A. Reconciliation of Operating Loss to Net Cash (Outflow)/Inflow from Operating Activities

	2001	2000
	€'000	€'000
Operating loss	(15,712)	(1,484)
Depreciation	8,683	6,303
Abandonment	204	-
Exploration cost write off	168	315
(Increase) / decrease in debtors	(701)	2,100
(Increase) / decrease in stocks	(187)	1,186
Increase in creditors	884	1,435
Foreign exchange	-	50
Net cash (outflow) / inflow from operating activities	(6,661)	9,905

B. Analysis of Cash Flows

	2001	2000
	€'000	€'000
Returns on investments and servicing of finance		
Interest received	278	311
Interest paid	(7,673)	(7,281)
Net cash outflow	(7,395)	(6,970)
Taxation	-	-
Capital expenditure and financial investment		
Expenditure on mineral interests	(1,744)	(1,468)
Purchase of tangible fixed assets	(1,438)	(5,238)
Proceeds from land sale, net	1,350	-
Purchase of investments	-	(124)
Cash paid for restoration costs	(68)	-
Foreign exchange	-	(6)
Net cash outflow	(1,900)	(6,836)

21. Cash Flow Statement (continued)

Financing

	2001 €'000	2000 €'000
New bank loans	-	3,225
Issue of loan stock	10,141	3,361
Repayment of bank loans	-	(3,508)
Net cash inflow	10,141	3,078

C. Management of liquid resources

	2001 €'000	2000 €'000
Decrease in cash deposits	-	(303)

D. Analysis and reconciliation of net debt

	1 January 2001 €'000	Movement €'000	31 December 2001 €'000
Cash at bank and in hand	5,701	(5,815)	(114)
Bank loans (Note 15)	(90,492)	60,844	(29,648)
Loan stock (Note 15)	(3,201)	(38)	(3,239)
Net debt	(87,992)	(54,991)	(33,001)

	2001 €'000	2000 €'000
Decrease in cash	(5,815)	(1,126)
Cash inflow from draw down of bank loans, net	(10,141)	(3,078)
Cash outflow from movement in liquid resources	-	303
Gain on settlement of debt	76,141	-
Foreign exchange translation	(5,194)	(5,823)
	60,806	(8,598)
Change in net debt	54,991	(9,724)
Opening net debt	(87,992)	(78,268)
Closing net debt	(33,001)	(87,992)

22. Holding Company Profit and Loss Account

Under the provisions of Section 3 of the Companies (Amendment) Act, 1986, the Company has not presented its own profit and loss account. A loss of €27,262,000 (2000 – €5,823,019) for the financial period has been dealt with in the profit and loss account of the Company.

****

ARCON
International Resources P.l.c.

FORM OF PROXY

for use at the Annual General Meeting to be held on 12 July, 2002 and at any adjournment thereof.

I/We ....
(Block Letters)

of..
being a member/members of the above-named Company hereby appoint the Chairman of the Meeting+

....

of...as my/our proxy to vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held on 12 July, 2002 and at any adjournment thereof, I/We direct that my/our vote(s) be cast on the specified resolutions as indicated by an X in the appropriate spaces.

		FOR*	AGAINST*
1.	To receive and consider the Directors' Report and Statement of Accounts for the year ended 31 December, 2001	☐	☐
2.	(a) To re-elect Mr. T. O'Reilly Jnr.as a Director	☐	☐
	(b) To re-elect Mr. J. McCarthy as a Director	☐	☐
3.	To authorise the Directors to fix the remuneration of the Auditors.	☐	☐

\+ If it is desired to appoint another person as proxy these words should be deleted and the name and address of the proxy, who need not be a member of the Company, inserted.

* Unless otherwise indicated the proxy will vote, or may abstain from voting, as he/she thinks fit.

Dated this ....day of...2002

Signature..

NOTES

(1) To be effective this Form of Proxy duly signed, together with the Power of Attorney (if any) under which it is signed, must be deposited with the Company's Registrars, Capita Corporate Registrars P.l.c., Unit 5, Manor Street Business Park, Dublin 7, not later than forty-eight hours before the time appointed for the meeting, or any adjournment thereof, at which a person named in the Form is to vote.

(2) If this Form of Proxy is given by a body corporate it must be given under its Common Seal or under the hand of an attorney or officer duly authorised.

(3) A proxy need not be a member of the Company.

(4) In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other registered holders and for this purpose seniority shall be determined by the order in which the names stand in the Register of Member in respect of the joint holding.

FOLD 2

Affix
Stamp

The Registrar
ARCON International Resources P.l.c.
Capita Corporate Registrars Plc
Unit 5
Manor Street Business Park
Dublin 7

FOLD 3
(then turn in)

FOLD 1